FWP - WORLD NET DAILY ARTICLE - 9/28/06

NOTICE

Zion Oil & Gas, Inc has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas or its underwriter will arrange to send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466). Direct links to the SEC location, or to the documents in PDF, may be found on the home page of Zion Oil & Gas. Inc., at www.zionoil.com.

On Thursday September 28, 2006, the web article set forth below was published in WorldNetDaily.com.

The article refers to and quotes an interview with Zion Oil's spokesperson, Karen Soltero. It also refers to statements made by Founder John Brown and CEO Eugene Soltero, as well as to statements made generically by "the company". The statement attributable to Brown is from Zion's press release dated September 27, 2006 relating to the effectiveness of its initial public offering. The statements attributable to Eugene Soltero are from an interview by CNBC on August 18, 2006. The statements attributed to "the company" are from Zion's September 27, 2006 press release.

At the fourth and fifth paragraphs of the article several statements are attributed to Ms. Soltero as follows:

"However, the company's initial tests certainly have given positive indications, and that could very well affect Israel's 'independence and power in the region,' she said. Having its own energy source would provide relief for the U.S., which provides some supplies to Israel, too, she said.

"'We believe we are at the tip of the iceberg,' she said, because the area is largely unexplored."

These statements are taken out of context and combine several different points made by Ms. Soltero in various contexts. For purposes of clarification, it should be noted as follows:

1. While the reference to the "initial tests certainly have given positive indications" was specific to Zion's Ma'anit #1 well, the reference to the affect on Israel's "independence and power in the region" was made in the context of what would happen if Israel as a nation were to become a significant oil producer as a result of the exploration and production activities of the many companies currently conducting such activities in Israel. The statement was not made in the context of Zion's single well potentially having significant impact by itself.

2. The reference to "relief" for the U.S. in the case of Israel having its own energy source was to a lessening of Israel's need for economic aid from the United States, not to a lessening of oil shipments from the U.S. to Israel, as indigenous major oil production would bring economic benefit to the country. As far as Zion is aware, the United States does not currently supply any oil to Israel.

3. Ms. Soltero's comment with respect to "tip of the iceberg" was made in the context of current petroleum exploration in Israel generally and was not limited to Zion's activities. It was made to indicate that there are many potential areas for future exploration efforts, and compared to other oil and gas producing regions worldwide, Israel is still very much under explored, particularly with respect to deep target formations in central and northern Israel where Zion operates.

For an accurate description of the current status of Zion's activities and the nature of its properties and additional prospects thereon, as well as its current plans for future operations, see Zion's registration statement as filed with the SEC and available by visiting EDGAR on the SEC website at www.sec.gov or from the company as noted in the opening paragraph above.

WorldNetDaily.com is a media company in the business of publishing written communications and is wholly unaffiliated with Zion Oil & Gas, Inc. WorldNetDaily.com has been covering Zion Oil & Gas and its project in Israel since September 2005. Zion Oil & Gas made no payment and gave no consideration to WorldNetDaily.com in connection with the publication of the article below or any prior article published by WorldNetDaily.com. In connection with the offering subject of its registration statement referenced above, Zion Oil & Gas has purchased advertising space in WorldNetDaily.com with links to a Zion Oil & Gas news release and tombstone ad and the right to distribute the news release and tombstone ad to a WorldNetDaily.com subscriber list.

Thursday, September 28, 2006

BLACK-GOLD BLUES
Oil under Israel? Chances are good!
American company raising funds to finish exploration of potential energy source

Posted: September 28, 2006
1:00 a.m. Eastern

(C) 2006 WorldNetDaily.com

Map of exploration area

The nation of Israel's energy dependence on its unfriendly neighbors and the United States could be vastly reduced if a project being developed by Zion Oil & Gas, Inc. reaches its full potential, according to officials announcing an Initial Public Offering to raise funds for that work.

Karen Soltero, a spokeswoman for the company, said this week's IPO is intended to raise the support necessary to more fully explore a region in Israel where there have been very promising early signs of the presence of oil and gas.

Israel is an importing nation now, and "by and large the assumption across the board has been that there isn't oil in Israel," she told WND.

However, the company's initial tests certainly have given positive indications, and that could very well affect Israel's "independence and power in the region," she said. Having its own energy source would provide relief for the U.S., which provides some supplies to Israel, too, she said.

"We believe we are at the tip of the iceberg," she said, because the area is largely unexplored.

"We have seen promising evidence in what we've done so far," she said.

The IPO announcement was made by John Brown, chairman of Zion. He said the plans are to offer a minimum of 350,000 shares, up to a maximum of two million, of common stock at $7 per share.

The offering is being placed through Network 1 Financial Securities Inc., of Red Bank, N.J., and other selected NASD broker-dealers, the company said.

"Zion has been conditionally approved for listing of its common stock on the American Stock Exchange subject to timely completion of the minimum offering of $2,450,000," the announcement said.

The ticker symbol, on listing, will be ZN.

More details about the specifics of the offering are at the company's website.

CEO Gene Saltero said Israel's economy stabilized quickly after the cease-fire with Hezbollah, and his company has petroleum rights in the north central part of Israel, an area that has been vastly under-explored.

Israel has had some production since the 1950s and 1960s, but nothing significant. The biggest developments lately have been in offshore drilling, he said.

The company, a U.S. and Israel-based Delaware corporation, hunts for oil and gas on Israel's Ma'anit-Joseph License and Asher Permit areas, which cover about 219,000 acres between Tel Aviv and Haifa.

Those areas, in Biblical times, "were in the territories of the tribes of Manasseh and Asher," the company.

During 2005 Zion drilled an exploratory well to 15,842 feet with "encouraging, but inconclusive, results." The company said over a 2,100-feet interval starting at about 12,500 feet, it found what appears to be a discovery of both oil and gas in a number of different zones.

The proceeds from the IPO will be used mainly to complete work on that well, and if funds are available, to drill an appraisal well nearby.

"If sufficient funding is available, Zion plans to drill this well to targets even deeper than the Triassic Age targets drilled by the Ma'anit #1," the company said.

Should the effort be successful, the company has announced plans to donate six percent of its gross revenues to two charitable trusts to be established by Zion in Israel and the U.S., the company said.

Additional information about the IPO also is available at the Securities and Exchange Commission website.

The approval from the SEC came on Tuesday and sales were launched yesterday, officials said. The IPO is set up to launch with a minimum order of 100 shares, officials said.

If the minimum sales figure isn't reached by Dec. 26, investors will receive refunds on their investments.

The company said it tried to raise a minimum of $6.5 million in 2004, but was unable to do that. However, private investors have raised more than that for the company since.

A prospectus subscription form also is available online.